June 3, 2020

Via Electronic Filing

Mr. Edward M. Kelly

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Atlis Motor Vehicles, Inc 1-A Letter

May 27, 2020

File No. 24-11207

Dear Mr. Kelly.

Atlis Motor Vehicles (the “Company” or “Atlis”) submits this letter in response to the Company’s Comment Letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“the SEC”) dated May 27, 2020, with regard to Offering Statement on Form 1-A Filed May 8, 2020 Amendments 1 and 2 to Offering Statement on Form 1-A Filed May 8, 2020 and May 11, 2020 (the “Offering”). We submit this letter to respond to six issues addressed by the Financial Industry Regulatory Authority ("FINRA") in its letter to the dated May 25, 2020 (the "FINRA Response Letter").

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

1. There are disclosures throughout the offering circular, particularly in "Offering Summary" and "Our Business," suggesting that Altis Motor Vehicles, Inc. is not an early development stage company with existing capital resources sufficient only for 180 days and the need to identify and secure additional financing to finalize its one product prototype. As examples only, we note the following disclosures:

●	"We're adding value for customers across multiple target industries, including construction, agriculture, and logistics"
●	"Our modular design allows the Atlis XP Platform to easily accommodate the sizes, shapes, and use cases of a variety of different work vehicles"; and
●	"The Atlis Motor Vehicles Advanced Charging Station, or AAC, technology represents the pinnacle of charging infrastructure of the future."

Please revise throughout the offering circular to remove any implication that Altis Motor Vehicles, Inc. is a fully operational company or that it has finalized its product development.

Atlis has updated the Offering throughout to remove any implication that Atlis Motor Vehicles, Inc. is a fully operational company, that it has finalized product development, or that it is currently producing a product. As evidence, the examples noted now state:

●	“We intend to add value for customers across multiple target industries, including construction, agriculture, and logistics.”
●	“Our modular design will allow the Atlis XP Platform to easily accommodate the sizes, shapes, and use cases of a variety of different work vehicles.”
●	“The Atlis Motor Vehicles Advanced Charging Station, or AAC, is being designed to boast the highest power solution to enter the market, a 1.5MW charging station, that's as simple to operate as filling up your gas vehicle today or plugging in a Tesla vehicle.”

This is not an exhaustive list of the amendments made in this fashion. The Company has made a concerted effort to amend the language throughout the Offering Circular to more accurately reflect the Company’s goals without unintentionally giving the impression that the Company is fully operational or has finalized product development.

2. If, as indicated in your filing, Atlis Motor Vehicles, Inc. is an early development stage company, it is unclear how you can claim product superiority and anticipated future growth. We note the following statements:

●	"Our proprietary battery technology will allow us to deliver unprecedented range and charge times, and our vertically integrated hardware, software, and infrastructure business model will be the first of its kind";
●	"Atlis Motor Vehicles is poised to become a major player in the battery industry";
●	"The XT pickup truck...is just the beginning of a long line of vehicle solutions built on our XP Platform"; and
●	"Ultimately, Atlis is building a technology platform that will add value across the globe..."

Please revise.

Atlis has updated the Offering throughout to remove any implication claims of product superiority and anticipated future growth. As evidence, the examples noted now state:

●	“Our proprietary battery technology is being designed to allow us to deliver unprecedented range and charge times.”
●	Removed completely.
●	“The XT Pickup truck will be our market entry solution into the world of work, and is intended to be just the beginning of a long line of vehicle solutions built on our XP Platform.”
●	“Ultimately, Atlis is building a technology platform that is intended to add value across the globe”

This is not an exhaustive list. The Company has made an effort to amend the language throughout the Offering Circular to more accurately portray the Company’s product aspirations without implying current product superiority.

3. Please refer to the disclosures under "Offering Incentives." Please tell us how the early investor bonuses are consistent with the prohibition on delayed primary offerings in Rule 251(d)(3). Also tell us how the incentives that you intend to offer are consistent with the pricing requirements in Rule 251.

The Company has removed all early investor Offering Incentives.

4. We note the statements under "How We Will Generate Revenue." Please revise to state clearly that you have not generated any sales to date. Also revise to clarify what you mean by "shown interest" in your platform and why such interest leads you to conclude that you have reserved over $1.5 billion in sales.

The Company has amended the “How We Will Generate Revenue.” to reflect that Atlis has not generated any sales to date and will not enter production until late 2021. Additionally, the Company qualified and clarified the number of online truck reservations and the level of sales that would be generated if all the reservations were fulfilled.

5. Please revise throughout to explain the general development of your business and products over the past three years. Include in your revisions the exact status of development of the products referenced in your disclosure, your accomplishments to date, and any material hurdles that remain before commercialization. If your previously announced plans have changed, discuss the reasons for the change and the impact on you. We note, for example, that according to the offering memorandum you filed on March 10, 2020, you stated that you expect to begin generating sales in June 2020. It appears from your disclosure here, however, that you do not yet have a prototype and do not expect sales during the next year.

Due to some brief lapses in funding, the Company’s development timeline has been extended. In the “Offering Summary” and “Our Business” sections of the Offering Circular, the Company amended the language to disclose the cause of the development timeline shift.

Cover Page of Offering Circular, page 1

6. Disclose which disclosure format is being followed in the offering circular as required by Part II(a)(1) of Form 1-A.

The Company will file this Form 1-A/A using .html per formatting requirements.

7. You disclose that the offering is a self-underwritten being conducted on the company's behalf by its directors, officers, and employees. Note 1 indicates that you have not yet determined whether you will require "service providers" for this offering. However, the "broker-dealer services agreement" with JumpStart Securities that is filed as an exhibit indicates that it is assisting you with this offering as a placement agent. Please reconcile. Also, as applicable, disclose any finder's fees or similar payments on the cover page of the offering circular with a reference to more complete disclosure within the offering circular. The disclosure must identify the finder, the nature of the services rendered, the nature of any relationship between the finder and the issuer, its directors, officers, promoters, principal stockholders, and underwriters, including any affiliates of those persons. See Instruction 5 to Part II, Item 1(e) of Form 1-A.

Originally, Atlis intended to self-underwrite this offering, however, recently Atlis retained JumpStart Securities (“JumpStart”) to act as the broker-dealer and for this offering pursuant to a broker-dealer services agreement. The agreement does not include any finder’s fees. The Company amended the cover page of the Offering Circular to disclose JumpStart as the broker-dealer and to disclose JumpStart’s commission/brokerage fees. Additionally, the Company has retained

8. As a related matter, if JumpStart Securities is participating in the offering, so indicate on the cover page of the offering circular. Additionally, indicate the fees that JumpStart Securities is receiving for its services. Furthermore, describe in detail any services that JumpStart Securities is providing in the "Plan of Distribution" section on page 78.

The Company amended the cover page and “Plan of Distribution” portions of the offering circular to reflect the scope of the brokerage services and the fee schedule associated with those services.

Risk Factors, page 12

9. Clarify under "We May Have Difficulty Protecting Our Intellectual Property..." whether the company has any issued patents. If so, describe the scope and the duration of any issued patent in the business section. If you no intellectual property, revise to state so directly.

The Company amended the “We May Have Difficulty Protecting Our Intellectual Property” risk factor to clarify that the Company has not been granted any patents yet, but anticipates completing the patent review process on some patents in calendar year 2021.

10. Notwithstanding the disclaimers of liability under "Force Majeure" and "COVID-19 Global Pandemic," revise to clarify that a court of competent jurisdiction may decide otherwise. Additionally, disclose the consequences to the company of a determination denying the company's disclaimers of liability by a court of competent jurisdiction.

The Company has amended the “Force Majeure” and “COVID-19 Global Pandemic” risk factors to reflect that its disclaimer of liability could be overturned by a court of competent jurisdiction.

Property, page 73

11. File the lease agreement with Majestic Mesa Partners as an exhibit to the Form 1-A. See Part III, Item 17(6)(b)(iv) of Form 1-A. Also clarify the nature of the facility that you say you occupy. For example, do you share office space?

The Company has included the lease agreement as an exhibit and clarified the nature of the facility in the “Property” portion of the Offering.

Executive Compensation, page 74

12. Provide the annual compensation of each of the three highest paid persons who were executive officers or directors during the last completed fiscal year in the tabular format specified by Part II, Item 11(a) of Form 1-A. Please also reconcile the cash compensation disclosed here with the salary expense amounts in your financial statements. Also provide the aggregate annual compensation of directors as group for the company's last completed fiscal year as required by Part II, Item 11(b) of Form 1-A, and specify the total number of directors in the group.

The Company has included executive compensation for the calendar year ending December 31, 2019 as well as 2020 compensation as of June1, 2020 and projected executive compensation for calendar year ending December 31, 2020 in the “Executive Compensation” section of the Offering. Cumulative compensation to all employees in 2019 is stated and reconciled in relation to financial statements.

13. For each director, executive officer, and significant employee, provide the information in the tabular format specified by Part II, Item 10(a) of Form 1-A.

The Company has updated the table per Part II, Item 10(a) of Form 1-A.

Security Ownership of Certain Beneficial Owners and Management, page 74

14. Include the information specified in Part II, Item 12(a) of Form 1-A as of the most recent date practicable, stating the date used, in the tabular format specified. Ensure the information that you provide is for each class of your voting securities. In this regard, we note the information currently refers only to Class D stock.

The Company has updated the table per Part II, Item 12(a) of Form 1-A. Information only refers to Class D stock because that is the only classification of stock applicable to current beneficial ownership of the Company.

Description of Securities, page 75

15. Disclosure indicates that the company has 60 million shares of authorized common stock, whereas the certificate of incorporation filed as Ex1A-2 to the Form 1-A indicates that the company has 10 million shares of authorized common stock. We also note that your financial statements indicate that you have 17,857,143 authorized shares. File as an exhibit the amendment to the certificate of incorporation reflecting that the company has 60 million shares of authorized common stock, or tell us what exhibit includes that information.

The Company has attached as an exhibit the amendment to certificate of incorporation. Shares were authorized after the end of calendar year 2019, hence not showing up on financial statements for calendar year ending December 31, 2019.

16. Disclose that all vested Class D common stock will convert to Class A common stock upon the termination or resignation of the employee. We note the disclosure in Ex1A-3 to the Form 1-A. Additionally, disclose the conversion ratio of the Class D common stock to the Class A common stock.

The Company has updated the “Description of Securities” to disclose the conversion of Class D common stock to Class A common stock.

Plan of Distribution, page 78

17. If this is a self-underwritten offering being conducted on the company's behalf by its directors, officers, and employees, please disclose the exemption from registration as a broker-dealer upon which your directors, officers, and employees are relying, and describe briefly the facts that support their reliance on the exemption. Also, please specify the amounts of salary each of your officers will receive from the proceeds of this offering, as indicated in note 2 under the caption "Use of Proceeds."

The Company amended the cover page and “Plan of Distribution” portions of the offering circular to reflect the scope of the brokerage services and the fee schedule associated with those services.

Originally, Atlis intended to self-underwrite this offering, however, recently Atlis retained JumpStart Securities (“JumpStart”) to act as the broker-dealer for this offering pursuant to a broker-dealer services agreement. The agreement does not include any finder’s fees. The Company amended the cover page of the Offering Circular to disclose JumpStart as the broker-dealer and to disclose JumpStart’s commission/brokerage fees.

18. Disclosure that the offering will terminate on the earlier of November 30, 2020, the date on which the maximum offering is sold, or when your board of directors decides is inconsistent with disclosure on the cover page of the offering circular that the offering will terminate on the earlier of October 31, 2020 or the date on which the maximum offering is sold. Additionally, these disclosures are inconsistent with the risk factor disclosure that "We May Terminate This Offering At Any Time." Please reconcile the disclosures.

The company has updated the Offering throughout to disclose that the Offering will terminate on the earlier of (i) November 30, 2020, subject to extension for up to one hundred-eighty (180) days in the sole discretion of the Company; or (ii) the date on which the Maximum Offering is sold; or (iii) when our board of directors elects to terminate the Offering.

ExA-15, page 1

19. Please include an exhibit index in your offering statement, not as an exhibit to your offering statement. File the subscription agreement as an exhibit required by Part III, Item 17(4) of Form 1-A, the legality opinion as an exhibit required by Part III, Item 17(12) of Form 1-A, and any exhibits required by Part III, Item 17(13) of Form 1-A.

The Company has included an exhibit index in the Offering Statement. The Company has filed “test the waters” materials, the subscription agreement and legality opinion as an exhibit to the Offering Statement.

20. Disclosure under "Risk Factors" in Part II of the Form 1-A indicates that you have short term, interim employment agreements with your executive officers. File the agreements as exhibits to the Form 1-A. See Part III, Item 17(6)(b)(i) of Form 1-A.

The Company has filed the agreements as exhibits to the Form 1-A.

Ex-96, page 1

21. The Form 1-A must be signed by the company's principal financial officer and principal accounting officer. See Instruction 1 for signatures on Form 1-A. Additionally, where one person occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer, he must indicate each capacity in which he is signing the Form 1-A. Please revise.

The Company has amended the Offering Circular to include signatures for the Company’s principal financial officer and principal accounting officer.

Offering Statement on Form 1-A filed May 4, 2020, as amended

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

22. Revise to discuss your company’s financial condition, changes in financial condition and results of operations for each year for all years presented in the financial statements, including the causes of material changes from year to year or period to period in financial statement line items. Refer to Instructions to Item 9 of Form 1-A.

The Company has updated the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Offering.

Independent Auditor’s Report, page 84

23. Your auditor’s report opines on the financial statements as of April 21, 2020, and for the year then ended. Please have your auditor revise the report to opine on your company’s financial statements, including the statement of stockholders' equity, for the fiscal years ended December 31, 2019 and 2018.

The Company has included an updated auditor’s report for years ending December 31, 2019 and 2018.

Financial Statements, page 86

24. We note that the statement of stockholders’ equity is not included in this filing. Please file the audited statement of the changes in stockholders’ equity for each of the fiscal years ended December 31, 2018 and 2019. Refer to Instruction Part F/S(c)(1)(i) of Form 1-A and Rule 8-02 of Regulation S-X.

The Company has included the auditor’s report that includes the statement of stockholder’s equity for years ending December 31, 2019 and 2018.

25. Present the earning per share information on the face of the income statements for all periods in accordance with ASC 260-10-45-2. Also, disclose all information required under ASC 260-10-50 in a separate note.

The Company has included an updated auditor’s report for years ending December 31, 2019 and 2018.

Equity-Based Compensation, page 96

26. For each share-based payment arrangement, please present all required disclosure under ASC 718-10-50.

The Company has included an updated auditor’s report for years ending December 31, 2019 and 2018. See “Note C”.

Please telephone the undersigned at (916)239-5776 if you have any questions or require any additional information.

Very truly yours,

/s/Annie Pratt

Annie Pratt
President